Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2025

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30,	December 31,
	2025	2024
Current assets
Cash and cash equivalents	$3,132	$4,314
Accounts receivable and other receivables	3,660	9,733
Deposits and prepaid expenses	646	718
Fair value of commodity contracts (Note 3)	825	254
	8,263	15,019

Non-current assets
Property, plant and equipment (Note 5)	253,223	232,962
Right of use assets (Note 6)	1,331	748
Fair value of commodity contracts (Note 3)	-	30
	254,554	233,740

Total assets	$262,817	$248,759

Current liabilities
Accounts payable and other payables (Note 4)	$20,099	$15,090
Lease liabilities	1,075	586
	21,174	15,676

Non-current liabilities
Loans and borrowings (Note 8)	29,702	33,240
Asset retirement obligations, net	2,414	2,168
Lease liabilities	294	167
Deferred income taxes	10,755	8,701
Fair value of commodity contracts (Note 3)	85	-
	43,250	44,276

Equity
Shareholders’ capital	295,490	295,309
Treasury stock	(234)	-
Contributed surplus	26,401	25,380
Accumulated deficit	(123,264)	(131,882)
	198,393	188,807

Total equity and liabilities	$262,817	$248,759

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$10,788	$13,915	$27,160	$28,141
Other income	325	1	326	60
	11,113	13,916	27,486	28,201
Expenses
Production and operating expenses	1,738	2,109	3,965	4,355
Depletion, depreciation and amortization (Note 5,6)	3,516	3,700	7,579	7,594
General and administrative expenses	1,409	1,528	2,734	2,793
Stock based compensation (Note 9)	488	411	725	539
	7,151	7,748	15,003	15,281

Finance income
Realized gain on financial commodity contracts (Note 3)	40	-	40	-
Unrealized gain on financial commodity contracts (Note 3)	490	445	455	-
Interest income	8	-	16	-
Foreign exchange gain	2	-	1	-
	540	445	512	-

Finance expense
Realized loss on financial commodity contracts (Note 3)	-	242	-	583
Unrealized loss on financial commodity contracts (Note 3)	-	-	-	470
Interest on loans and borrowings	640	813	1,336	1,728
Foreign exchange loss	-	2	-	2
Accretion expense	73	44	124	89
	713	1,101	1,460	2,872

Net income before income taxes	3,789	5,512	11,535	10,048
Income tax expense	936	1,451	2,917	2,642

Net income and comprehensive income	$2,853	$4,061	$8,618	$7,406

Basic net income per share (Note 7)	$0.08	$0.11	$0.24	$0.21
Diluted net income per share (Note 7)	$0.08	$0.11	$0.24	$0.20

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars, except number of shares)

	Share Capital		Treasury Stock		Contributed		Total
	Shares	Amount	Shares	Amount	Surplus	Deficit	Equity
Balance at January 1, 2025	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807
Stock based compensation (Note 9)	-	-	-	-	825	-	825
Stock options exercised (Note 9)	96,303	273	-	-	(133)	-	140
Restricted stock issued (Note 9)	87,858	331	-	-	(331)	-	-
Treasury share purchases	-	-	(89,337)	(657)	-	-	(657)
Retirement of treasury shares	(56,000)	(423)	56,000	423	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	660	-	660
Net income	-	-	-	-	-	8,618	8,618
Balance at June 30, 2025	35,588,470	$295,490	(33,337)	$(234)	$26,401	$(123,264)	$198,393

Balance at January 1, 2024	35,625,587	$296,232	-	$-	$24,179	$(149,997)	$170,414
Stock based compensation (Note 9)	-	-	-	-	624	-	624
Stock options exercised (Note 9)	75,000	84	-	-	(40)	-	44
Restricted stock issued (Note 9)	35,378	142	-	-	(142)	-	-
Net income	-	-	-	-	-	7,406	7,406
Balance at June 30, 2024	35,735,965	$296,458	-	$-	$24,621	$(142,591)	$178,488

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2025	2024

Cash flows from operating activities
Net income	$8,618	$7,406
Adjustments for:
Depletion, depreciation and amortization	7,579	7,594
Accretion expense	124	89
Interest expense	1,336	1,728
Income tax expense	2,917	2,642
Amortization of loan acquisition costs	75	113
Unrealized (gain) loss on financial commodity contracts (Note 3)	(455)	470
Stock based compensation (Note 9)	725	539
Gain on sale of assets	-	(8)
Loss on asset retirement abandonment	8	-
Cash paid for interest	(1,608)	(1,534)
Cash paid for income taxes	(495)	-
Cash paid for asset retirement abandonment	(12)	-
Unrealized foreign exchange loss (gain)	(3)	3
Change in non-cash working capital (Note 4)	3,685	(2,029)
Net cash from operating activities	22,494	17,013

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(26,851)	(11,747)
Proceeds from sale of assets	-	8
Change in non-cash working capital (Note 4)	8,026	(8,724)
Net cash used in investing activities	(18,825)	(20,463)

Cash flows from financing activities
Repayment of loans and borrowings	(6,000)	(5,500)
Proceeds from loans and borrowings	3,000	9,500
Payment of financing costs	(613)	(47)
Purchases of treasury stock	(657)	-
Principal paid on lease payments	(672)	(549)
Interest paid on lease payments	(52)	(46)
Proceeds from stock option exercises	140	44
Net cash (used in) from financing activities	(4,854)	3,402

Foreign exchange effect on cash and cash equivalents	3	(1)

Change in cash and cash equivalents	(1,182)	(49)
Cash and cash equivalents, beginning of period	4,314	598
Cash and cash equivalents, end of period	$3,132	$549

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 8, 2025.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2024. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2024.

3.	COMMODITY CONTRACTS

At June 30, 2025 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	10,800	$62.00 - $81.50
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	11,400	$61.75 - $80.70
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	54,000	$59.75 - $78.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	39,000	$59.00 - $77.30
Oil – WTI Costless Collars	January 1, 2026 to March 31, 2026	48,000	$58.50 - $77.25
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	31,200	$58.75 - $78.00
Oil – WTI Costless Collars	April 1, 2026 to June 30, 2026	48,300	$57.00 - $75.25
Oil – WTI Deferred Put	January 1, 2026 to March 31, 2026	20,589	$50.00
Oil – WTI Costless Collars	July 1, 2026 to September 30, 2026	48,300	$50.25 - $66.75
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	24,000	$52.25 - $69.00

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The estimated fair value results in a $0.7 million net asset as of June 30, 2025 (December 31, 2024: $0.3 million asset) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.8 million and a long term liability of $0.1 million (December 31, 2024: current asset of $0.2 million and a long term asset of $0.1 million).

In July 2025, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Deferred Put	April 1, 2026 to June 30, 2026	9,900	$52.70
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	5,100	$52.60 - $70.00

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Realized gain (loss) on financial commodity contracts	$40	$(242)	$40	$(583)

Unrealized gain (loss) on financial commodity contracts	$490	$445	$455	$(470)

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of the following source (use) of cash:

	Six months ended June 30,
	2025	2024

Trade and other receivables	$6,073	$(2,274)
Deposits and prepaid expenses	72	241
Trade and other payables	5,567	(8,721)
Foreign currency	(1)	1
	$11,711	$(10,753)

Related to operating activities	$3,685	$(2,029)

Related to investing activities	$8,026	$(8,724)

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2024	$287,839	$1,438	$289,277
Additions (a)	31,516	9	31,525
Balance at December 31, 2024	$319,355	$1,447	$320,802
Additions (b)	27,322	12	27,334
Balance at June 30, 2025	$346,677	$1,459	$348,136

Accumulated depletion and depreciation
Balance at January 1, 2024	$71,747	$1,369	$73,116
Depletion and depreciation	14,701	23	14,724
Balance at December 31, 2024	$86,448	$1,392	$87,840
Depletion and depreciation for the period	7,063	10	7,073
Balance at June 30, 2025	$93,511	$1,402	$94,913

Net carrying amounts

At December 31, 2024	$232,907	$55	$232,962
At June 30, 2025	$253,166	$57	$253,223

(a)	Includes non-cash additions of $23 from capitalized stock-based compensation and $60 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $100 from capitalized stock-based compensation and $198 from assets related to ARO liabilities.

6.	RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2024	$1,190
Additions	726
Amortization	(1,168)
Balance at December 31, 2024	$748
Additions	1,089
Amortization	(506)
Balance at June 30, 2025	$1,331

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Basic earnings per share

Net income	$2,853	$4,061	$8,618	$7,406

Weighted average number of common shares - basic	35,518	35,644	35,501	35,635

Net income per share – basic	$0.08	$0.11	0.24	$0.21

Diluted earnings per share

Net income	$2,853	$4,061	$8,618	$7,406

Effect of outstanding options and RSUs	777	1,084	831	1,084

Weighted average number of common shares - diluted	36,295	36,728	36,332	36,719

Net income per share – diluted	$0.08	$0.11	$0.24	$0.20

8.	LOANS AND BORROWINGS

In June 2025, the Company’s US subsidiary amended the credit facility, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility, which is now held by a bank syndicate that includes both BOK Financial and Arvest Bank, expires in June 2029 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility was increased from $50.0 million to $65.0 million and the Company has an available borrowing capacity of $34.5 million at June 30, 2025. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the third quarter of 2025. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company was in compliance with both covenants for the quarter ended June 30, 2025. At June 30, 2025, the Current Ratio of the US Subsidiary was 1.9 to 1.0 and the Maximum Leverage Ratio was 0.73 to 1.0 for the three months ended June 30, 2025.

At June 30, 2025, loans and borrowings of $30.5 million (December 31, 2024: $33.5 million) are presented net of loan acquisition costs of $0.8 million (December 31, 2024: $0.2 million).

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows (in Canadian dollars):

	Six months ended June 30,
	2025			2024
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price

Outstanding at January 1	1,073,924	C$	2.94	939,634	C$	2.36
Granted	-		-	293,190		4.23
Expired	-		-	(33,000)		3.00
Cancelled	-		-	(45,900)		2.82
Exercised	(96,303)		2.05	(75,000)		0.80
Outstanding at June 30	977,621	C$	3.04	1,078,924	C$	2.94

Exercisable at June 30	854,891	C$	2.81	746,496	C$	2.23

Weighted average share price on date of exercise	96,303	C$	10.35	75,000	C$	4.54

The range of exercise prices for the outstanding options is as follows (in Canadian dollars):

	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life (years)

$4.90 to $6.04	242,234	C$	5.48	7.9
$1.80 to $4.90	357,190		3.74	7.4
$0.80 to $1.80	378,197		0.80	1.5
	977,621	C$	3.04	5.2

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	Six Months Ended June 30, 2024

Fair value at grant date (per option)	C$	3.46

Volatility (%)		77.0
Forfeiture rate (%)		5%
Option life (years)		10
Risk-free interest rate (%)		3.66
Exercise price	C$	4.23
Share price at grant date	C$	4.23
Expected dividends		0%

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows (in Canadian dollars):

	Six months ended June 30,
	2025			2024
	Number of RSUs	Weighted average fair value		Number of RSUs	Weighted average fair value

Outstanding at January 1	232,125	C$	4.53	119,140	C$	5.28
Granted	365,692		11.28	169,220		4.25
Vested	(87,858)		4.62	(35,378)		5.27
Cancelled	-		-	(20,857)		5.29
Outstanding at June 30	509,959	C$	9.36	232,125	C$	4.53

The fair value at grant date for the RSUs was $11.28 per RSU which was the closing share price on the date of grant.

Stock based compensation was recorded as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Expensed	$488	$411	$725	$539

Capitalized	$60	$62	$100	$85

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Notes to the unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Oil revenue	$11,978	$16,701	$30,028	$33,249
Natural gas revenue	809	147	2,127	592
NGL revenue	1,001	830	2,655	2,081
	13,790	17,678	34,810	35,922
Royalties	(3,002)	(3,763)	(7,650)	(7,781)
	$10,788	$13,915	$27,160	$28,141

11.	INCOME TAXES AND DEFERRED TAXES

Income tax expense is charged at 24.7% for the three months ended June 30, 2025 and 25.3% for the six months ended June 30, 2025 representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the three-month and six-month periods.

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